Exhibit 99.1

REGULATED INFORMATION

Information on the total number of voting rights and shares

Mont-Saint-Guibert (Belgium), October 1, 2021, 10:30 pm CET / 4:30 pm ET – In accordance with article 15 of the Law of 2 May 2007 on the disclosure of large shareholdings, Nyxoah SA (Euronext Brussels and Nasdaq: NYXH) publishes the below information following the issue of 27,000 new shares on September 30, 2021 pursuant to the exercise of subscription rights.

•	Share capital: EUR 4,388,714.69

•	Total number of securities carrying voting rights: 25,547,359 (all ordinary shares)

•	Total number of voting rights (= denominator): 25,547,359 (all relating to ordinary shares)

•	Number of rights to subscribe to securities carrying voting rights not yet issued:

o	91 “2013 ESOP Warrants” issued on May 3, 2013 and 23 December 2014, entitling their holders to subscribe to a total number of 45,500 securities carrying voting rights (all ordinary shares);

o	205 “2016 ESOP Warrants” issued on November 3, 2016, entitling their holders to subscribe to a total number of 102,500 securities carrying voting rights (all ordinary shares);

o	299 “2018 ESOP Warrants” issued on December 12, 2018, entitling their holders to subscribe to a total number of 149,500 securities carrying voting rights (all ordinary shares);

o	520,500 “2020 ESOP Warrants” issued on February 21, 2020, entitling their holders to subscribe to a total number of 520,500 securities carrying voting rights (all ordinary shares); and

o	1,400,000 “2021 ESOP Warrants” issued on September 8, 2021, entitling their holders to subscribe to a total number of 1,400,000 securities carrying voting rights (all ordinary shares).

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For further information, please contact:

Nyxoah

Fabian Suarez, CFO

corporate@nyxoah.com

+32 (0)10 22 24 55

Gilmartin Group

Vivian Cervantes

IR@nyxoah.com

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